Exhibit 99.2

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[GRAPHIC OMITTED]

(CNPJ/MF No. 42.157.511/0001-61)
PUBLICLY TRADED COMPANY




                     MINUTES OF ORDINARY AND EXTRAORDINARY
                             STOCKHOLDERS' MEETINGS


DATE, TIME AND PLACE:


Held on April 29, 2004, at 10:00 a.m., at the Company's headquarters - Presidency Meeting Room - located at Rodovia Aracruz/Barra do Riacho, km 25, s/n(0) (Plant), in the Municipality of Aracruz - ES.


NOTICE:

Prior notice was given through announcements published on April 13, 14 and 15, 2004 in DIARIO OFICIAL DO ESTADO DO ESPIRITO SANTO (pages 31, 42 and 25, respectively), in GAZETA MERCANTIL (regional edition Sao Paulo - pages 02, 02 and 12, respectively) and in newspaper A GAZETA (pages 06, 27 and 13, respectively), which issues were on the table at the disposal of interested parties, with no reading or transcription thereof being necessary.


QUORUM:

Presence of shareholders representing more than two-thirds (2/3) of the voting capital stock as well shareholders of preferred shares with no voting rights as confirmed by the signatures entered in the relevant Attendance Book.


CHAIR:


The Chair of the Meeting was taken over by Mr. ERLING SVEN LORENTZEN, Chairman of the Company's Board of Directors, who invited me, JOSE LUIZ BRAGA, Assistant Legal Director of the Company and legal representative of controlling shareholders (Arapar S.A. and Newark Financial Inc.), to act as Secretary.



DELIBERATIONS:


I.       ORDINARY MEETING

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I.i.     MANAGEMENT'S ACCOUNTS AND FINANCIAL STATEMENTS

In the presence of the Company CEO, Mr. Carlos Augusto Lira Aguiar, of Mr. Fernando Octavio Martins Alves, member of the Supervisory Audit Committee and of representative of PricewaterhouseCoopers - Auditores Independentes, Mr. Reinaldo Henrique Leal Schlosser, the Management's Report, the Financial Statements and the Independent Auditors' Report referring to the corporate period ended on December 31, 2003 were fully approved with no qualifications or exceptions. The Supervisory Audit Committee's manifestation expressed in document dated April 28, 2004 presented to the Meeting and filed at the Company Headquarters was also approved. The reports, financial statements and the independent auditors' opinion were published in the DIARIO OFICIAL DO ESTADO DO ESPIRITO SANTO (ESPIRITO SANTO STATE OFFICIAL GAZETTE), issue of January 15, 2004 (pages 29 to
44), in the newspaper A GAZETA, pages 08 to 13) and in GAZETA MERCANTIL (regional edition Sao Paulo - page 02) that circulated on January 14, 2004, in compliance with provision of Paragraph Five of Article 133 of Law Number 6.404/76. Said documents which reading was waived by the attending shareholders, were on the table at the disposal of the interested parties and will be filed at the Company's Headquarters.


I.ii. DESTINATION OF THE PERIOD NET PROFIT AND DISTRIBUTION OF DIVIDENDS


Once formed the Legal Reserve in the amount of Forty-three million, nine hundred and twenty-one thousand, six hundred and eighty-two Reais and eighty-four cents (R$ 43.921.682,84), the present members decided for the distribution and payment of aggregate dividends in the amount of Three hundred and sixty million Reais (R$ 360.000.000,00), to be paid on account of the Period adjusted Net Profit effecting the payment thereof as follows:

o    R$ 330,79979040 for each lot of one thousand (1.000) Common Shares; and

o R$ 363,87976944 for each lot of one thousand (1.000) Class A and B Preferred Shares.

The amounts corresponding to dividends will not suffer currency indexation and will be paid based on the stock position existing in the closing of floor negotiations of the Sao Paulo Stock Exchange on this date ("Record Date").


I.iii. CONTINUANCE OF SUPERVISORY AUDIT COMMITTEE AND ELECTION OF ITS MEMBERS
     AND RESPECTIVE ALTERNATES

Observing the provision in Paragraphs One and Five of Article 161 of Law Number 6.404/76 and in CVM Instruction Number 324/00, the Meeting decided for the continuation of the Supervisory Audit Committee, formed by three (3) permanent members and equal number of alternates and that will operate until the next General Meeting. Once the election was carried out the following persons were elected as permanent members, WAGNER BRAZ, Brazilian, married, accountant, holder of Identity Card number 8.076.732-SSP/SP and of CIC/MF number 881.756.858-91, domiciled in the City of Sao Paulo, at Av.

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Paulista, n(0) 2.100 - 21st floor; and FERNANDO OCTAVIO MARTINS ALVES,
Brazilian, married, engineer, holder of Identity Card number 2.434.900-IFP/RJ and of CIC/MF number 129.014.907-00, domiciled in the City of Rio de Janeiro - RJ, at Rua Augusto Severo, n(0) 8 - 7th floor; and as their respective alternates, SHEILA PERIARD HENRIQUE SILVA, Brazilian, married, economist, holder of Identity Card number 35.700.664-1-SSP/SP and of CIC/MF number 069.227.887-70, with address at Av. Paulista, n(0) 2.100 - 8th floor in the City of Sao Paulo - SP; and JORGE JULIANO DE OLIVEIRA, Brazilian, married, accountant, domiciled in this Capital, at Rua Amauri n(0) 255 - 12th floor, holder of Identity Card number 12.468.399-4 and of CIC/MF number 036.002.768-75. At a separate voting carried out in strict observance of the rule contained in first part of item "a" of Paragraph Four of Article 161 of Law Number 6.404/76, and of which voting the controlling shareholders, the holders of preferred shares reelected as their representative in the Company's Supervisory Audit Committee LUIS ANTONIO PERDIGAO, Brazilian, married, economist and engineer, holder of Identity Card Number 519.318-SSP/DF and CIC/MF Number 067.419.168-49, residing at SHISQL 06 - Conj. 01 - casa 18, Lago Sul, Brasilia - DF, electing as his alternate LUIZ COELHO REPIS, Brazilian, married, accountant, holder of Identity Card Number 284685185-SSP/SP and CIC/MF number 090.957.567-34, residing at Rua Domingos Ferreira, n(0) 66 - apt 601, in the City of Rio de Janeiro - RJ.

I.iv. SETTING FORTH THE ANNUAL GLOBAL COMPENSATION OF TME MEMBERS OF THE BOARD OF OFFICERS AND MEMBERS OF THE SUPERVISORY AUDIT COMMITTEE

A global annual compensation was set forth for the members of the Board of Officers in the amount up to Eleven million Reais (R$ 11.000.000,00), being certain that the acting members of the Supervisory Audit Committee will receive the monthly individual compensation corresponding to ten percent (10%) of that in average is assigned to each Officer not computing benefits, representation appropriations and profit sharing.

I.v.     ELECTION OF BOARD OF DIRECTORS' MEMBERS

The Chairman of the Meeting informed that on April 27, he received letters of resignation from the following members of the Board of Directors: Marcus Olyntho de Camargo Arruda (permanent), Nelson Koichi Shimada, Mauricio Luis Luchetti, Antonio Joaquim Ferreira Custodio, Joao Carlos Chede and Mauro Molchansky (alternates). He informed further that the Chair had the correspondences signed by the other members of the Board of Directors, whereby, all and each of them individually also resigned from the offices to which they had been elected on April 29, 2003. On the confirmation of the collective resignation, the Chairman of the Meeting also Chairman of the Board of Directors informed that, after more than thirty-five years as Chairman of the Board of Directors of ARACRUZ, he felt that it was the moment to have a successor in such honorable duties and responsibilities, reason why he verbally expressed his own resignation, adding that he waived any nomination to conduct him again to the Chair of the Board and even to be part thereof. As the term of office of the Board of Directors was extinguished due to its dissolution caused by the resignations now informed, it was necessary its immediate and full re-composition. Thus, with term of office until the vesting of those to be

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elected by the General Meeting deliberating on the financial statements of the corporate period ended on 31.12.06, the following persons were elected to form the Board of Directors:

o As permanent member, CARLOS ALBERTO VIEIRA, Brazilian, legally separated, economist, holder of Identity Card Number 2.344.818-IFP/RJ and CIC/MF number 000.199.171-04, domiciled in the City of Rio de Janeiro - RJ, at Praca Pio X, n(0) 17 - 14th floor who will be the Chairman of the Board of Directors having as his alternate ISAAC SELIM SUTTON, who also signs ISAAC SUTTON, Brazilian, married, economist, holder of Identity Card Number 7.386.118-2-SSP/SP and CIC/MF n(0) 047.010.738-30, domiciled in the City of Sao Paulo - SP, at Av. Paulista, n(0) 2.100 - 8th floor;

o As permanent member, ERNANE GALVEAS, Brazilian, married, accountant, lawyer and economist, holder of Identity Card Number 522.839-IFP/RJ and CIC/MF number 007.998.407-00, domiciled in the City of Rio de Janeiro - RJ, at Av. General Justo, n(0) 307 - 8th floor, having as his alternate THOMAS DE MELLO E SOUZA, Brazilian, married, economist, holder of Identity Card Number 08143948-1 and CIC/MF number 014.558.257-43 domiciled in the City of Sao Paulo - SP, at Av. Paulista, n(0) 2.100 - 18th floor;

o As permanent member, ACYR FREDERICO HORTA BARBOSA PINTO DA LUZ, Brazilian, married, engineer and lawyer, holder of Identity Card Number 9960-D - CREA-5th Region and CIC/MF n(0) 009.145.767-04, domiciled in the City of Rio de Janeiro - RJ, at Rua da Assembleia, n(0) 10 - 38th floor, having as his alternate BERNARDO PARNES, Brazilian, married, holder of Identity Card Number 331.247 and CIC/MF n(0) 006.102.448-17, domiciled in the City of Sao Paulo - SP, at Av. Paulista, n(0) 2.100 - 13th floor;

o As permanent member, LUIZ ARANHA CORREA DO LAGO, Brazilian, married, economist, holder of Identity Card number 2.259.223-IFP/RJ and CIC/MF n(0) 375.703.317-53, domiciled in the City of Rio de Janeiro - RJ, at Av. Augusto Severo, n(0) 8 - 7th floor, having as his alternate ALEX HARRY HAEGLER, Brazilian, married, economist, holder of Identity Card number 946.928-IFP/RJ and CIC/MF n(0) 004.864.347-53, domiciled in the City of Rio de Janeiro - RJ, at Visconde de Piraja, n(0) 250 - 4th floor;

o As permanent member, ELIEZER BATISTA DA SILVA, Brazilian, married, civil engineer, enrolled at CREA under number 7008-D-5th Region, holder of Identity Card Number M/524.000-SSP/MF and CIC/MF n(0) 607.460.507-63, domiciled in the City of Rio de Janeiro - RJ, at Av. Graca Aranha, n(0) 1 - 6th floor, having as his alternate CARLOS JURGEN TEMKE, Brazilian, single, engineer, holder of Identity Card Number 851052739-D issued CREA-RJ, enrolled at CPF/MF under number 610.818.507-44, residing and domiciled in the City of Rio de Janeiro, RJ, at Av. Augusto Severo, n(0) 8 - 7th floor;

o As permanent member, HAAKON LORENTZEN, Norwegian, married, economist, holder of Identity Card Number W-206410-E-SPMAF/SR/RJ and CIC/MF n(0) 667.258.797-72, domiciled in the City of Rio de Janeiro - RJ, at Av. Augusto Severo, n(0) 8 - 7th floor, having as his alternate HELGE PEDERSEN, Norwegian, married, business manager, holder of Identity Card Number

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    V015914-7-RNE and CIC/MF n(0) 579.566.930-04, residing and domiciled in the
    City of Porto Alegre - RS, at Rua Dona Teodora, n(0) 1.085;

o As permanent member, JOSE ROBERTO ERMIRIO DE MORAES, Brazilian, legally separated, industrialist, holder of Identity Card Number 4.960.820-SSP/SP and CIC/MF n(degree) 029.080.178-81 domiciled in the City of Sao Paulo -SP, at Rua Amauri n(degree) 255 - 16th floor, having as his alternate MARCUS OLYNTHO DE CAMARGO ARRUDA, Brazilian, married, lawyer, holder of Identity Card Number 3.341.630-SSP/SP and CIC/MF n(degree) 067.020.158-87, domiciled in the City of Sao Paulo - SP, at Rua Amauri n(degree) 255 - 10th floor;

o As permanent member, LEON CHANT DAKESSIAN, Brazilian, married, engineer, holder of Identity Card Number 5.922.981-SSP/SP and CIC/MF n.(0) 940.235.908-78 domiciled in the City of Sao Paulo - SP, at RuA Amauri n(degree) 255 - 12th floor, having as his alternate GILBERTO LARA NOGUEIRA, Brazilian, married, engINEER, holder of Identity Card Number 3.862.728-SP/SP and CIC/MF n(degree) 386.364.768-87 domiciled in the City OF SAo Paulo - SP, at Rua Amauri n(degree) 255 - 13th floor;

o As permanent member, NELSON KOICHI SHIMADA, Brazilian, married, engineer, holder of Identity Card Number 5.763.570-SSP/SP and CIC/MF no. 001.231.868-03 domiciled in the City of Sao Paulo - SP, at Rua Amauri n(degree) 255 - 12th floor, having as his alternate ALEXANDRE SILVA D'AMBROSIO, Brazilian, sINGLE, lawyer, holder of Identity Card Number 7.124.595-9-SSP/SP and CIC/MF n(degree) 042.170.338-50, domiciled IN THe City of Sao Paulo - SP, at Rua Amauri n(degree) 255 - 13th floor; and

o As permanent member, SANDRA MEIRA STARLING, Brazilian, married, lawyer, holder of Identity Card Number 509.895-SSP/MG, enrolled at CPF/MF under number 132.083.066-87, domiciled in BrasIlia, Federal District, with business address at Esplanada dos Ministerios, Bloco "F", Ministerio do Trabalho e Emprego, 4th floor, having as her alternate FERNANDO ROTH SCHMIDT, Brazilian, single, lawyer, enrolled at OAB/BA under number 2.543 and at CPF/MF under number 000.955.675-34, domiciled in Brasilia, Federal District with business address at Esplanada dos Ministerios, Bloco "F", Ministerio do Trabalho e Emprego, 4th floor.

II.      EXTRAORDINARY MEETING

II.i. MANIFESTATION ON THE EXERCISE OF RIGHT OF FIRST REFUSAL UNDER ITEM I OF
     ARTICLE 253 OF LAW NUMBER 6.404/76.

So that the Company shareholders ("SHAREHOLDERS" or "SHAREHOLDER", as the case may be) can manifest on the exercise of the right of first refusal assigned to them by Item I of Article 253 of the Law of Corporations, and in compliance with provision of Sole Paragraph thereof, the Chairman of the Meeting informed that the Company intends to promote the disposal of Eighty-six thousand, four hundred and twenty-one (86.421) common shares with no nominal value ("SHARES"), representing two thirds of the total shares issued by Aracruz Produtos de Madeira S.A. ("APM"), a Company's wholy-owned subsidiary, with headquarters at Rodovia BR-418, km 37 - Posto da Mata, in the city of Nova Vicosa - BA, enrolled at CNPJ/MF under number 01.739.871/0001-94,

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observing the following major conditions: (a) the amount, for payment on demand, is Two hundred and twelve US Dollars and seventy-six cents (US$ 212,76) per share, by its counter-value in Reais calculated on the basis of the quote of the purchase exchange rate published by the Brazilian Central Bank through SISBACEN-PTAX 800 Option 5, for the day immediately before the date of said payment; (b) that the Shareholder(s) will enter into a Shareholders' Agreement with the Company assuring to the Company, among other rights, (i) the right to nominate one third of the members of APM'S Board of Directors, (ii) the vetoing power on decisions on investments; (iii) the Shareholders' obligation to acquire the total, and no less than the total of APM shares still in the Company's possession, if the Company's shareholding in APM is reduced to less than 27% of APM capital stock, and such acquisition shall be made at the price equivalent to the valuation of the discounted cash flow ("DCF VALUATION") found at the time of the acquisition, (v) to condition the disposal of Shares representing the control block to the potential acquirer also acquiring the APM shares entitled to the Company ("TAG ALONG"), for the same amount to be paid to the selling Shareholder(s); (c) that the Company will only sell the Shares in fulfillment of the exercise of the preferred right, if such exercise, by the Company Shareholders will be, individually or collectively, in sufficient volume for the transfer of the total, and no less than the total, of the Shares; (d) that, under penalty of forfeiture, the right of first refusal shall be manifested, in writing, within thirty (30) days counting from the date of publication of these Minutes; (e) the preferred right offered to the Shareholders shall be exercised in the same proportion of the number of shares held by the Shareholders in the Company capital stock, based on the shareholding position found one day before the publication of the Call, divided by the number of APM shares object of the preferred right, and in case any Shareholder, such Shareholder will be entitled to one whole share thereof, provided that if the exercise of the right of first refusal will result in a total higher than the number of Shares, a draft will be made among the Shareholders entitled only to the exercise of the preferred right over fraction of APM shares.

II.ii. AMENDMENT TO ARTICLE TWENTY-SIX OF THE COMPANY CORPORATE BY-LAWS RESTRUCTURING AND MAKING PERMANENT THE OPERATION OF THE SUPERVISORY AUDIT COMMITTEE

The Meeting decided to amend Article Twenty-Six of the Company's By-Laws, so that the Company's Supervisory Audit Committee, duly restructured, will operate permanently, said By-Laws provision entering into effect with the following wording:

         "The Company shall have a Supervisory Audit Committee in permanent activity, comprising three (3) to five (5) permanent members and equal number of alternates and that shall be governed by the applicable legal provisions."


CLOSING:

With abstention by those legally impeded from voting, the resolutions were taken by unanimous approval from the attending shareholders, with exception of items I.iii., I.v. and II.i. that were approved by majority. Since there was no

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further business, the Meeting was closed with the drawing up of these Minutes that are signed by those present.

                          Aracruz - ES, April 29, 2004.




                               ERLING S. LORENTZEN
                             Chairman of the Meeting



                                 JOSE LUIZ BRAGA
                                    Secretary




                                   ARAPAR S.A.
                                 Jose Luiz Braga




                         LORENTZEN EMPREENDIMENTOS S.A.
                               Erling S. Lorentzen



.... Continuation of signatures of the Minutes of the General and Special
Meetings of ARACRUZ CELULOSE S.A., held on April 29, 2004:




                       BNDES PARTICIPACOES S.A. - BNDESPAR
                            Eduardo Teixeira e Borges



                              NEWARK FINANCIAL INC.
                                 Jose Luiz Braga




                          ARAINVEST PARTICIPACOES S.A.
                            Dr. Marcio Pinto Ferreira




        CAIXA DE PREVIDENCIA DOS FUNCIONARIOS DO BANCO DO BRASIL - PREVI
                           Dr. Adolfo de Oliveira Rosa

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                         HOWARD HUGHES MEDICAL INSTITUTE
                            Dr. Ricardo J. M. Gimenez



                VANGUARD EMERGING MARKETS STOCK INDEX COMMON FUND
                            Dr. Ricardo J. M. Gimenez




           AEGONTRANSMERICA SER. FUND. INC. VAN KAMPEN AC INTL ALLOC.
                            Dr. Ricardo J. M. Gimenez




     FUNDO BRADESCO TEMPLETON - DE VALOR E LIQUIDEZ - FDO. INVEST. EM ACOES
                          Sr(a) Fernanda Jacques FariA




                             FERNANDA JACQUES FARIA

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